UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

At the Annual General Meeting of Shareholders of BrainsWay Ltd. (the Company”) held on March 4, 2021, all of the proposed resolutions were approved by the shareholders. Below are the proposals which were adopted:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2020 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;

2.	To approve the re-election of Dr. David Zacut as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company;

3.	To approve the repricing of the independent directors' existing options to an exercise price equal to $4.675 ($9.35 per ADS) being a price equal to the closing price per Ordinary Share on January 25th, 2021;

4.	To approve the grant on the date of this resolution of 180,000 Restricted Share Units (RSUs) to Christopher von Jako, President and Chief Executive Officer of the Company, subject to a 4-year vesting schedule, in lieu of three separate previously committed annual grants of 60,000 RSUs that would have been granted on each of March 31st 2021, March 31st 2022 and March 31st 2023 subject to certain criteria specified in his employment agreement; and

5.	To approve an increase in the Company’s authorized share capital by 25,000,000 ordinary shares, par value NIS 0.04 per share from 35,000,000 ordinary shares, par value NIS 0.04 per share to 60,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: March 4, 2021	/s/ Christopher R. von Jako, Ph.D
Christopher R. von Jako, Ph.D
President and Chief Executive Officer